Saturna Capital Corporation
1300 N. State St.
Bellingham, WA 98225
800/SATURNA

January 2, 2012

Board of Trustees of Saturna Investment Trust

Re: Voluntary Advisory Fee Waivers

Gentlemen:

This is to advise you that Saturna again undertakes to subsidize certain Sextant Funds by waiving the management fee for these Funds to the extent necessary to limit such Funds' annual expenses (excluding taxes, commissions, and extraordinary expenses but including any expense of a Rule 12b-1 plan) through March 31, 2013, as follows:

Fund	Limit
Short Term Bond Fund	0.75%
Bond Income Fund	0.90%
Global High Income Fund	0.90%

The Adviser also continues, through March 31, 2013, its undertaking to waive its entire advisory fee for the Sextant Short-Term Bond Fund, Sextant Bond Income Fund or Sextant Core Fund on days when assets of that Fund are under $2 million.

This undertaking may be canceled with respect to any of these Funds only with the consent of the Board of Trustees or the termination of the management contract of any such Fund with the Adviser.

Saturna Capital Corporation

By /s/ Jane K. Carten
Jane K. Carten, President